Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Elemental Computing Inc.
8880 Rio San Diego Dr. Suite 800
San Diego, CA 92108
https://www.getelements.dev/

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Elemental Computing Inc.
Address: 8880 Rio San Diego Dr. Suite 800, San Diego, CA 92108
State of Incorporation: CA
Date Incorporated: September 27, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

<u>Amount-Based:</u>

Tier 1 | $1,000+

5% bonus shares

Tier 2 | $2,500+

10% bonus shares

Tier 3 | $7,500+

15% bonus shares

Tier 4 | $10,000+

20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in*

the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

**Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

Elemental Computing Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

The Company and its Business

Company Overview

Elemental Computing, Inc. ("ECI" or the "Company") is a C-Corp organized under the laws of the state of California that provides a cloud computing platform designed specifically to meet the ever-increasing demands of game and app developers wishing to enable connected functionality in their products.

Elements, the Company's premier product, is an all-in-one server engine designed to be simple enough for a novice to create a truly connected platform, and robust enough for experienced teams to craft the future of their industry with complex functionality support. Elements provides native gaming tools for Web2 and Web3, a platform agnostic toolset, speed, security, scalability, and deployment to almost any digital environment with the click of a button.

Elements is one of the fastest ways for traditional companies to enter the world of blockchain through NFTs, crypto, and interactive features for video games built directly into our infrastructure.

The Company's business model consists of providing our server solution directly to companies and we are focused on interactive entertainment companies entering the Web3 space. The Company also provides development services for products using

Elements, and customizations to Elements requested for those products.

Our goal is to continue building our all-in-one server engine to be sold across the world to interactive entertainment businesses online as a SaaS product.

We believe Elements gives devs the simplest and fastest bridge to bring their application to Web3 with built-in blockchain tools. Whether augmenting a Web2 application or building a Web3 app from scratch, Elements easily facilitates the process. With Elements, developers can add or build Web3 support without a team of expensive Web3 engineers. Elements provides the same ease of use to developers' end users who may also be Web3 novices with features like custodial wallets.

Namazu Studios, LLC is a related entity to the Company. The Company has common executive officers and majority shareholders which results in a degree of common control between the two entities. The affiliated company has also contributed to the development of the product Elements and is currently providing development services for the Company. The Company owns the underlying intellectual property of the product and manages customer product contracts. Once the Company has sufficient capital to expand operations, it plans to hire developers to work in-house and end the need for the affiliated company to provide contracted consulting and development services.

Competitors and Industry

Industry

Web3 and blockchain have seen major growth over the last few years. The NFT market is worth billions of dollars and is projected to grow. As such, many companies are looking to break into that market or find other uses for blockchain within their offerings. Ubisoft has launched a blockchain initiative, Square Enix sold off studios to refocus on the blockchain, and Hollywood has begun to make a push into the space. We've found a niche within this industry by providing tools for customers to break into the space easily and in a cost-effective way.

The blockchain and NFT market will continue to grow, with entertainment and the Metaverse helping to drive that growth. Play-to-earn (P2E) game Splinterlands generated 4+ million transactions per day in early August 2021, while the Etherium network generated an average of 1.2 million transactions daily during the same period. We can see blockchain games driving millions of dollars of volume monthly. As blockchain-driven game and metaverse applications mature, we'll see something like Fortnite appear: Fortnite generated $5.8 billion in revenue for Epic Games in 2021, exclusively through the sale of cosmetic items. This would be a fantastic use case for NFTs, and Elements is primed to facilitate products like this.

Our platform is designed so that our customers (and their customers by extension) need little knowledge of blockchain, crypto, NFTs, or other Web3 concepts. Likewise, with our SaaS solution, customers don't need to worry about AWS, cloud instances, deployment scripts, etc.

Sources:
-https://www.marketsandmarkets.com/Market-Reports/non-fungible-tokens-market-254783418.html
-https://skyquestt.com/report/non-fungible-token-NFT-market
-https://quartz.ubisoft.com/
-https://cryptobriefing.com/square-enix-sells-off-game-studios-and-ip-to-focus-on-blockchain/
-https://variety.com/2021/digital/news/hollywood-nft-entertainment-gold-rush-1235108296/
-https://www.marketsandmarkets.com/Market-Reports/metaverse-market-166893905.html
-https://dappradar.com/rankings/category/games
-https://www.businessofapps.com/data/fortnite-statistics/

<u>Competitors</u>

There are other products that achieve pieces of what we're doing. We do not have direct competitors, but below are a few of the closest competitors.

Quicknode and Blockdaemon both provide blockchain and NFT APIs, similar to what Elements offers.

Nakama is an open-source game server product. It doesn't offer blockchain support. It is more difficult to use than Elements and requires a lot of custom code to be added in order to achieve some of Elements' functionality.

Forte provides blockchain functionality (NFTs, tokens, wallets) specifically for games. Elements includes these features and much more. Forte's platform has not been made public yet.

Sources:
-https://www.quicknode.com/
-https://blockdaemon.com/
-https://heroiclabs.com/opensource/
-https://www.forte.io/#company
-https://www.businesswire.com/news/home/20220113005333/en/Forte-Acquires-N3TWORK%E2%80%99s-Platform-to-Further-Accelerate-Growth-in-Blockchain-Games

Current Stage and Roadmap

<u>Current Stage</u>

Since the inception of the product, we've worked on it as time allows in order to add and improve features. The bulk of the development has come from meeting clients' feature requests, which allowed us to bring on more developers to work on Elements. In this way, Elements' growth as a product has been organic. The benefit of this approach is that we've been able to tailor Elements into a product with features that

future clients will actually need, and that have also been tested and vetted by end users. Currently, we set up and configure Elements directly for our clients on their projects and then grant them an enterprise license for the version they are using. It's not yet publicly downloadable or accessible as a SaaS product.

Roadmap

Our goals for the next 12 months include:

- Addition of new blockchains, distributed file storage systems, marketplace integrations, etc
- Finalize documentation and user manual
- Improve website and access portal
- Launch Elements token
- Create Elements marketplace to allow simple assets trades/sales between any projects using Elements
- Create additional partnerships with enterprise clients

The Team

Officers and Directors

Name: Patrick Twohig

Patrick Twohig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President / CEO
  Dates of Service: September 27, 2019 - Present
  Responsibilities: Except to the extent that the bylaws or the board of directors assign specific powers and duties to the chair of the board (if any), the president will be the corporation's general manager and chief executive officer and, subject to the control of the board of directors, will have general supervision, direction, and control over the corporation's business and its officers. The managerial powers and duties of the president will include, but are not limited to, all the general powers and duties of management usually vested in the office of president of a corporation, and the president will have other powers and duties as prescribed by the board of directors or the bylaws. The president will preside at all meetings of the shareholders and, in the absence of the chairman of the board or if there is no chairman of the board, will also preside at meetings of the board of directors. Does not currently receive a salary. There is a plan for all Directors of ECI to receive an annual salary of $120,000 once our funding goals are met. This goal is $3m-$4m funding raise which includes start engine. If we don't meet that goal, we will reevaluate and adjust. Patrick currently receives payment from Namazu Studios under a K-1 to Twohig Inc. for his consulting work. As of the last three months, Patrick spends ~32 hrs per week working with ECI and his remaining workweek with Namazu. His compensation this year to

date from Namazu was $101,082. For 2021, the amount was $137,473.97. Namazu compensation is based on Patrick's work on his contracts through Namazu.

- **Position:** Director
  Dates of Service: September 27, 2019 - Present
  Responsibilities: Serve on board of directors, per bylaws

Other business experience in the past three years:

- **Employer:** Namazu Studios LLC
  Title: CEO / Managing Member
  Dates of Service: November 05, 2008 - Present
  Responsibilities: Responsible for overseeing the direction of Namazu Studios.

Other business experience in the past three years:

- **Employer:** Imangi
  Title: Backend Developer
  Dates of Service: April 01, 2021 - June 01, 2022
  Responsibilities: work closely with Imangi Studios to design, develop, and support back end infrastructure for Imangi's line of products. I architect, build, and develop systems to support connected features such as digital goods, account management, back office tooling, social network integration, and other necessary application features. This was a contract under Namazu Studios.

Other business experience in the past three years:

- **Employer:** Cedar Electronics
  Title: Full Stack Engineer
  Dates of Service: April 01, 2019 - January 01, 2022
  Responsibilities: Namazu's team is providing Data Engineering and Scalable Architecture aggregating real time readings from cloud-connected IoT devices. Contract under Namazu Studios

Other business experience in the past three years:

- **Employer:** IKIN, Inc.
  Title: Software Architect
  Dates of Service: January 01, 2018 - December 01, 2020
  Responsibilities: Managed a team of three engineers to develop to develop an SDK for next-generation display technology. Contract under Namazu Studios.

Other business experience in the past three years:

- **Employer:** Wormhole Labs
  Title: Technical Lead
  Dates of Service: June 01, 2018 - October 01, 2019
  Responsibilities: Lead the development of a cross-platform Unity application. In addition to development of the application itself, built a team of engineers, established development processes, guide junior developers, and make technical architecture decisions on the project. Contract under Namazu Studios.

Other business experience in the past three years:

- **Employer:** Bush League Games
  Title: Technical Architect
  Dates of Service: November 01, 2016 - November 01, 2020
  Responsibilities: Contract under Namazu. Technical architecture and development of Drop Squad mobile game

Other business experience in the past three years:

- **Employer:** LiveFantasy LLC
  Title: Advisor
  Dates of Service: May 01, 2021 - November 01, 2021
  Responsibilities: Contract under Namazu. Provide advisory services for development.

Other business experience in the past three years:

- **Employer:** Row8
  Title: Dev Ops
  Dates of Service: October 01, 2021 - April 01, 2022
  Responsibilities: Contract under Namazu. Dev ops for Web3 platform project

Name: Keith Hudnall

Keith Hudnall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: September 27, 2019 - Present
  Responsibilities: CTO Drives major technical decisions of the company including oversight in the selection of vendors, software architecture, and other technical direction. Additionally, the CTO is responsible for answering any technical questions to prospective clients, partners, or other interested parties. Does not

currently receive a salary. Keith spends approximately 24 hours of his workweek with ECI, 8 with Namazu, and 8 with Wincast.

- **Position:** Secretary
  Dates of Service: September 27, 2019 - Present
  Responsibilities: Secretary duties as mandated by article V section 9 of our bylaws

- **Position:** Director
  Dates of Service: September 27, 2019 - Present
  Responsibilities: Serve on board of directors, per bylaws

Other business experience in the past three years:

- **Employer:** Wincast.io
  Title: CTO
  Dates of Service: October 18, 2021 - Present
  Responsibilities: Overseeing and architecting development efforts of the Wincast platform

Other business experience in the past three years:

- **Employer:** Namazu Studios LLC
  Title: CTO / Managing Member
  Dates of Service: November 05, 2008 - Present
  Responsibilities: Overseeing and architecting development efforts.

Other business experience in the past three years:

- **Employer:** AGS - American Gaming Systems
  Title: Software Consultant
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Maintaining and creating table signage for a variety of games. Contract under Namazu - still open. Addressing this position comes under Keith's time with Namazu, but the work is currently being done by other team members at Namazu.

Other business experience in the past three years:

- **Employer:** Bush League Games
  Title: Technical Architecture and Development
  Dates of Service: November 01, 2016 - November 01, 2020
  Responsibilities: Contract under Namazu. Technical architecture and development of Drop Squad mobile game

Other business experience in the past three years:

- **Employer:** LiveFantasy LLC
  Title: Advisor
  Dates of Service: May 01, 2021 - November 01, 2021
  Responsibilities: Contract under Namazu. Provide advisory services for development.

Other business experience in the past three years:

- **Employer:** Row8
  Title: Technical Architect
  Dates of Service: October 01, 2022 - April 01, 2022
  Responsibilities: Contract under Namazu. Technical architecture and development for Web3 platform

Name: Noah Kline

Noah Kline's current primary role is with Wincast.io. Noah Kline currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CSO
  Dates of Service: October 18, 2021 - Present
  Responsibilities: CSO is responsible for all sales and business development. The CSO builds and maintains the company's book of business, clientele, and oversees all management of the sales team. Does not currently receive a salary. Noah spends 16 hours a week with ECI, 4 hours with Kilobyte Labs, and 20 hours a week with Wincast.

Other business experience in the past three years:

- **Employer:** Wincast.io
  Title: CEO
  Dates of Service: October 18, 2021 - Present
  Responsibilities: Noah is responsible for overseeing the direction of Wincast.

Other business experience in the past three years:

- **Employer:** Kilobyte Labs
  Title: President, Founder
  Dates of Service: August 01, 2015 - Present

Responsibilities: oversee capital raises, strategic partnerships, mergers and acquisitions, business development, and advisory roles for early to mid stage technology companies focusing on blockchain, streaming, gaming, data, AI, and fintech verticals.

Other business experience in the past three years:

- **Employer:** Vidgo
  Title: Global Business Development Director
  Dates of Service: August 01, 2019 - August 01, 2020
  Responsibilities: Led the company's technology and distribution partnerships, investor relations, and interactive experience strategy. Under contract through kilobyte.

Other business experience in the past three years:

- **Employer:** Tempo Storm
  Title: CRO
  Dates of Service: August 01, 2020 - April 01, 2021
  Responsibilities: Assisted with investor relations, original TV/Movie distribution and sales to first tier streaming platforms, video game publishing negotiations, blockchain strategy, and the creation of an original streaming channel and platform for esports content. Contract under kilobyte.

Other business experience in the past three years:

- **Employer:** Topps
  Title: Platform PM
  Dates of Service: March 01, 2021 - September 01, 2021
  Responsibilities: Through an agreement with Kilobyte Labs, was the PM responsible for oversight of Topps NFT platform pre-launch, at launch, and through the first few product releases. Worked alongside the Topps Digital team to implement best practices and translate a physical strategy that has served the collectibles industry for over 70 years into a viable digital strategy for NFT collectibles for web2 and web3 natives alike.

Other business experience in the past three years:

- **Employer:** Row8
  Title: Consultant
  Dates of Service: September 01, 2021 - April 01, 2022
  Responsibilities: Contract under Kilobyte Labs. Oversight of blockchain strategy

Name: Samuel Kahn

Samuel Kahn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: September 27, 2019 - Present
  Responsibilities: The chief financial officer will keep, or cause to be kept, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account will at all reasonable times be open to inspection by any director. The chief financial officer will: (1) deposit corporate funds and other valuables in the corporation's name and to its credit with depositaries designated by the board of directors; (2) make disbursements of corporate funds as authorized by the board; (3) render a statement of the corporation's financial condition and an account of all transactions conducted as chief financial officer whenever requested by the president or the board of directors; and (4) have other powers and perform other duties as prescribed by the board of directors or the bylaws. Unless the board of directors has elected a separate treasurer, the chief financial officer will be deemed to be the treasurer for purposes of giving any reports or executing any certificates or other documents. Does not currently receive a salary. Samuel spends 32 hours of his workweek with ECI and the remaining 8 with Namazu.

- **Position:** Chief Operating Officer
  Dates of Service: September 27, 2019 - Present
  Responsibilities: Supervise day to day operations, keep track of finances, oversee administration, and guide product direction. Sam also performs duties as interim CFO. Does not currently receive a salary.

- **Position:** Director
  Dates of Service: September 27, 2019 - Present
  Responsibilities: Serve on board of directors, per bylaws

Other business experience in the past three years:

- **Employer:** Namazu Studios LLC
  Title: Chief Financial Officer / Managing Member
  Dates of Service: November 05, 2008 - Present
  Responsibilities: Oversee company funds, accounting, and payroll. Also does duties of COO, overseeing daily operations.

Other business experience in the past three years:

- **Employer:** Bush League Games
  Title: Game Designer and Producer
  Dates of Service: November 01, 2016 - November 01, 2020
  Responsibilities: Contract under Namazu. Design game and production for Drop Squad.

Other business experience in the past three years:

- **Employer:** LiveFantasy LLC
  Title: Video editor and producer
  Dates of Service: June 01, 2021 - July 01, 2021
  Responsibilities: Contract under Namazu. Produce and edit a trailer for a LiveFantasy product.

Other business experience in the past three years:

- **Employer:** Row8
  Title: Project Manager
  Dates of Service: October 01, 2021 - April 01, 2022
  Responsibilities: Contract under Namazu. Manager Web3 platform project.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology and software services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1.07 Million in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our

equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on

the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Elemental Computing Inc was formed on September 27, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Elemental Computing Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Elements is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of

enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Some of our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Elemental Computing Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Elemental Computing Inc could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

Product in Beta

Elements, Elemental Computing's flagship product, is currently a beta state. It is completely functionality, however as with all beta software there are known issues we are actively developing.

Patents Yet to Be Filed

The company currently has no patents and relies on trade secrets for protection of it's intellectual property. Our use of funds is, in part, to establish patents for the systems we have designed. Costs of software patents can be expensive, therefore company management will have discretion over seeking patents.

The Company shares common executives and majority shareholders with a related company and currently contracts with the related company for product customer consulting and development services.

Namazu Studios, LLC is a related entity to the Company. The Company has common executive officers and majority shareholders which results in a degree of common control between the two entities. The affiliated company has also contributed to the development of the product Elements and is currently providing development services for the Company. The Company owns the underlying intellectual property of the product and manages customer product contracts. Once the Company has sufficient capital to expand operations, it plans to hire developers to work in-house and end the need for the affiliated company to provide contracted consulting and development services.

The Chief Executive Officer does not currently receive a salary for his role with Elemental Computing, Inc.

Patrick Twohig, the CEO of Elemental Computing, Inc., does not currently receive a salary for his work with the Company. He received a salary of $137,473.97 in 2021 from

another company for which he serves as CEO, Namazu Studios, LLC. Although Katya has substantial equity and time investments in the Company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once Elemental Computing, Inc. raises $3 million to $4 million in funding, the board of directors will begin issuing executive salaries of approximately $120,000.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Keith Hudnall	3,133,333	Common Stock	31.333%
Samuel Kahn Special Needs Trust	3,133,333	Common Stock	31.333%
Patrick Twohig	3,133,333	Common Stock	31.333%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

There are no material rights associated with Common Stock.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $100,000.00
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $15,000,000.00
Conversion Trigger: Qualified financing event

Material Rights

Amount: $100,000. No maturity date, no interest. Valuation: $15M

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 10,000,000
Use of proceeds: negligible
Date: September 27, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: Marketing and business operations, specifically increasing our B2B marketing in tandem with the growth of new features and hiring internal and external people to assist with this.
  Date: September 12, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal years 2020 and 2021 was $0. We contributed to the Elements codebase while working for clients via our software consulting firm Namazu Studios LLC. As such, ECI had no income. In these two years ECI existed to hold the intellectual property that is Elements.

Cost of sales

Cost of sales in 2020 and 2021 was $0. There were no sales.

Gross margins

Gross margins for 2020 in 2021 were $0 as there was no revenue and no cost of sales.

Expenses

The company's only expenses in both 2020 and 2021 were professional fees and taxes.

Historical results and cash flows:

Cash needed was previously contributed by the shareholding partners. This year, we have a development contract that is funding the company at an estimated value of $284,540.

In the past, our expenses were mainly accounting, legal, and taxes. This year our most cash flow intensive expenses are for outside services.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

At this moment ECI has $5,751 in cash on hand. There are no lines of credit or credit cards.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds will be critical to our operations. They will be used to hire necessary personnel for development, support, marketing, business development, and management in order to accelerate development and meet our launch goals.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

One quarter of our current raise will come from the crowdfunding campaign. ECI is also seeking external investors and strategic partners.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current burn rate has averaged $35k, while working on our current contract, with the majority of the funds being spent on Namazu Studios contractors for that work. This began soon after the project started, in March 2022. When the contract is completed next month, our burn rate will go down to $1k to $2k per month, spent mainly on services such as legal, IT, or miscellaneous expenses related to fundraising activities. With this minimum burn rate, we can continue to operate the company by paying minimum expenses from our contracts, however it will not allow us to grow

and meet our goals in a timely manner.

Our expenses will increase again when we sign another of the deals that is in our pipeline, and will scale in accordance to the size have that project.

How long will you be able to operate the company if you raise your maximum funding goal?

If we meet only the StartEngine campaign goal, we will be able to operate at full scale for ~4 months. This is based on our current financial projections and staffing plan. If we also meet our goal for our complete external raise, we will be able to operate beyond our current 3-year projections, if our revenue meets our expectations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are doing a raise in parallel to the StartEngine campaign. We will then contemplate opening lines of credit, and future capital raises if necessary to scale further.

Indebtedness

- **Creditor:** The Laurance and Gina Hoagland Revocable Trust
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  SAFE

Related Party Transactions

- **Name of Entity:** Namazu Studios LLC
  Names of 20% owners: Twohig Inc., Samuel Kahn special needs trust, KEINO MAKEN Inc.
  Relationship to Company: The related party, Namazu Studios LLC, a CA LLC partnership is the original owner and developer of Elements prior to the creation of Elemental Computing Inc. Namazu Studios is an app and game developer, that also provides backend server development services.
  Nature / amount of interest in the transaction: Namazu Studios is currently billing Elemental Computing Inc for development services, as Namazu contractors are doing development work for ECI and its clients. total amount to date is 231,757.75.
  Material Terms: The remaining amount currently expected to be billed is $36,000.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

Fully diluted share calculation: there are 10,000,000 fully diluted shares. Multiplied by our $2 share price in this offering, leads us to $20,000,000.

Our share price and pre-money valuation amount was achieved as a result of our $2.1M in consulting work around integrating the Elements platform for clients both before and after the founding of ECI, a 10% stake in a web3 company (Wincast) that leverages our technology, and a conservative multiplier validated by the broader market of infrastructure platforms focused on web3.

Forte.io, a company with an infrastructure platform for blockchain in gaming with features that compete with our product, had a pre-money valuation of $810M. To date, they have raised $910M. Forte's tech is not yet publicly available. Blockdaemon, another web3 infrastructure company, had a pre-money valuation of $1.1B. By our estimation, our $20M valuation is conservative.

Sources:
-https://www.crunchbase.com/funding_round/forte-e22c-series-a--586f9431
-https://www.crunchbase.com/organization/forte-e22c
-https://www.crunchbase.com/funding_round/blockdaemon-series-b--a4e35299

Halsey Huth, Head of Growth at Moonpay, is advising and helping us with our capital raise as well as sourcing projects in the blockchain space for both interactive and enterprise business projects. Given Halsey's leadership position with a very prominent technology in the space, he's constantly approached by clients that are looking for best-in-class solutions, and Elements satisfies a lot of the traditional pain points that people are facing when both entering and scaling in this industry.

Based on our analysis of the above factors, we believe our pre-money valuation of $20,000,000.00 is both reasonable and accurate.

Disclaimers

The Company has set its pre-money valuation internally, without a formal third-party independent valuation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares except as noted below are exercised; and; (iii) there are no shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $100,000 in SAFE note agreements outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  61.5%
  This money will go directly to supporting development of more features including adding new chains, new onramps for novice users, and more GameFi-centric functionality. This will allow us to onboard many new customers looking for specific features.

- *Marketing*
  15.0%
  We will need to proliferate our platform by increasing our B2B marketing in tandem with the growth of new features. We will be hiring internal and external resources in order to market Elements and acquire new customers.

- *Company Employment*
  18.0%
  This will cover core costs for labor for both employees and contractors that are required between now and when we currently expect to have self-sustaining revenue. We run a very lean operation, but we are very effective with how we deploy capital for both software and business development.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.getelements.dev/ (https://www.getelements.dev/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/elemental-computing

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Elemental Computing Inc.

[See attached]

ELEMENTAL COMPUTING, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Elemental Computing, Inc.
San Diego, California

We have reviewed the accompanying financial statements of Elemental Computing, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 15, 2022
Los Angeles, California

ELEMENTAL COMPUTING INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 1,501	$ 2,927
Total Current Assets	**1,501**	**2,927**
Total Assets	**$ 1,501**	**$ 2,927**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities	**-**	**-**
STOCKHOLDERS EQUITY		
Common Stock	6,372	4,500
Retained Earnings/(Accumulated Deficit)	(4,871)	(1,573)
Total Stockholders' Equity	**1,501**	**2,927**
Total Liabilities and Stockholders' Equity	**$ 1,501**	**$ 2,927**

See accompanying notes to financial statements.

ELEMENTAL COMPUTING INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	1,675	1,573
Total operating expenses	1,675	1,573
Operating Income/(Loss)	(1,675)	(1,573)
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(1,675)	(1,573)
Provision/(Benefit) for income taxes	1,623	-
Net Income/(Net Loss)	**$ (3,298)**	**$ (1,573)**

See accompanying notes to financial statements.

ELEMENTAL COMPUTING INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	(Accumulated Deficit)	Equity
Balance—December 31, 2019		$ -	$ -	$ -
Issuance of Stock	10,000,000	4,500		4,500
Net income/(loss)			(1,573)	(1,573)
Balance—December 31, 2020	10,000,000	4,500	$ (1,573)	$ **2,927**
Capital contribution		1,872		1,872
Net income/(loss)			(3,298)	(3,298)
Balance—December 31, 2021	**10,000,000**	**$ 6,372**	**$ (4,871)**	**$ 1,501**

See accompanying notes to financial statements.

ELEMENTAL COMPUTING INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(3,298)	$	(1,573)
Changes in operating assets and liabilities:				
Acccounts receivable, net		-		-
Accounts Payable		-		-
Net cash provided/(used) by operating activities		**(3,298)**		**(1,573)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		1,872		4,500
Net cash provided/(used) by financing activities		**1,872**		**4,500**
Change in Cash		(1,426)		2,927
Cash—beginning of year		2,927		-
Cash—end of year	**$**	**1,501**	**$**	**2,927**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	1,623	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Elemental Computing Inc. was incorporated on September 27, 2019, in the state of California. The financial statements of Elemental Computing Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

Elemental Computing (ECI) was founded in 2019 to pursue the development of Elements, a "network engine." Elements is a set of tools that are cloud server middleware to provide key features to cloud-connected games and applications, including access to Web3 functionality. ECI is developing Elements as a SaaS product while also providing development services for clients that include providing enterprise licenses for Elements to be used on those projects. Development services include advisory, software architecture, and software development, addition of custom features for Elements, UI design, UI art, project management, and quality assurance testing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Elemental Computing, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from designing and delivering IT tech solutions to clients.

On January 19, 2022, the company entered into a Master Services and Software Development Agreement with R2D, LLC, where Elemental Computing, Inc. acts as an independent contractor to perform application software development services. The term of this Agreement will begin on the Effective Date of this Agreement and will continue until five (5) months after the completion of an applicable SOW or may terminate upon providing the other party with written notice thirty (30) days in advance. The total estimated cost of the project is $204,520. Until July 15, 2022, five invoices were proceeded in the aggregate amount of $205,370.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with no par value. As of December 31, 2021, and December 31, 2020, 10,000,000 shares of Common Stock have been issued and are outstanding.

4. DEBT

The Company had no debt outstanding as of December 31, 2021.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(977)	$	(469)
Valuation Allowance		977		469
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(1,447)	$	(469)
Valuation Allowance		1,447		469
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $4,848, and the Company had state net operating loss ("NOL") carryforwards of approximately $4,848. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

The related party, Namazu Studios LLC, a CA LLC partnership is the original owner and developer of Elements prior to the creation of Elemental Computing Inc. Namazu Studios is an app and game developer, that also provides backend server development services. Namazu Studios is currently billing Elemental Computing Inc for development services, as Namazu contractors are doing development work for ECI and its clients. The total amount of works billed by Namazu Studios LLC in 2022 is $195,757.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through July 15, 2022, which is the date the financial statements were available to be issued.

On January 19, 2022, the company entered into a Master Services and Software Development Agreement with R2D, LLC, where Elemental Computing, Inc. acts as an independent contractor to perform application software development services. The term of this Agreement will begin on the Effective Date of this Agreement and will continue until five (5) months after the completion of an applicable SOW or may terminate upon providing the other party with written notice thirty (30) days in advance (ten (10) days with regard to breach of payment obligations). The total estimated cost of the project is $284,540. Until July 15, 2022, five invoices were proceeded in the aggregate amount of $205,370.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,675, an operating cash flow loss of $3,298, and liquid assets in cash of $1,501, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Elemental Computing

Web2 to Web3, Fast


ELEMENTS
WEB2 TO WEB3, FAST

Website | San Diego, CA | TECHNOLOGY

$0.00 raised

0 Investors	**$20M** Valuation
$2.00 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Elements is an all-in-one server engine designed to be simple enough for a novice to create a truly connected Web3 application, and robust enough for experienced teams to craft the future of their industry with complex functionality support. The company has an infrastructure that allows game and app developers, from large companies to indie labels, to transition seamlessly to Web3. We believe Elements is one of the most efficient ways for traditional companies to enter the world of blockchain. Elements is currently available privately under enterprise license to consulting clients.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Elements is a cloud computing platform that gives game and app developers a fast and simple way to bring their application to Web3 with built-in blockchain tools.

- The Web 3.0 Blockchain Market is estimated to grow to about $87 billion by 2030 and is anticipated to register a CAGR of 45.20% (source).

- We believe Web3 is the future of gaming and consumer internet as a whole. Elements allows businesses to get started with building a presence in Web3 and scale as large as they desire without needing to change systems or hire new teams.

OVERVIEW

We believe we are the simplest and fastest bridge to Web3 for interactive entertainment platforms

In our opinion, Web3 is the future, but for game and app companies unfamiliar with the technology, transitioning their platforms from our current web to Web3 can be a nightmare. That's where we come in. Elements provides a one-stop solution for app/game developers to develop and launch their properties in the Web3 market. Our platform is simple enough for novices with hardly any knowledge of Web3 to use, yet powerful enough to empower experienced teams to create their own complex marketplaces and ecosystems. We put powerful Web2 tools in developers' hands to easily support single sign-on, account management, digital goods, and gamification, while giving developers a gateway to embrace Web3 with tools for smart contracts, multi-blockchain support, decentralized storage, NFTs, and more.


Elements provides a
one-stop solution
for app/game developers
to develop and launch
their properties in the
Web3 market

THE PROBLEM & OUR SOLUTION

Elements' SaaS solution aims to simplify the difficult and expensive process of creating a Web3 cloud infrastructure

Creating a cloud infrastructure for an app with support for Web3 features is a daunting and expensive task for any developer. It can take months and costs hundreds of thousands of dollars to engineer. We believe our software simplifies the process of making a Web3 ecosystem so developers can focus on their apps and games.


Creating a cloud infrastructure can take months
and cost thousands of dollars to engineer

Instead of paying a team of server engineers for months to build an app's backend, developers can sign up for the Elements SaaS solution and scale their platform in minutes. Our clients can enjoy up to a 50% reduction in development time from prototype to launch. Elements will be available in three tiers, and we will also offer white glove support for enterprise customers.


ELEMENTS IS WEB3 NATIVE
Generative Minting Tools
Distributed Databases (IPFS, nft.storage)
3D Character Generation Tools
Supports Multiple Blockchains
Smart Contracts for Marketplaces
Custodial Wallets
Tournaments
Payouts
...and more!

**The product features Generative Minting, Distributed Databases, and Payouts are currently in development with expected product integration to be available in the next few months*

**The 3D Character Generation Tools feature is also currently in development with expected availability in 8-12 months*

**Elements is currently available privately under enterprise license to consulting clients*

THE MARKET & OUR TRACTION

Blockchain gaming is growing exponentially, and our tech is already helping companies transition to the space

The overall gaming market is immensely lucrative, generating over $200 billion in 2021, and it's expected to hit $222 billion by the end of this year (source). Moreover, the advent of blockchain is creating fevered excitement in the blockchain game market, as more than $2.5 billion was invested into blockchain games in Q1 of this year (source). Our easy-to-use technology allows us to exist at the forefront of this space, which is why we have already worked with massive game developers who publish games with over a billion downloads and VOD streamers working with some of the biggest Hollywood studios. We are also excited to announce that Elements will be powering an upcoming virtual sports collectible platform called Wincast (case study), which just launched its Beta.


ELEMENTS will be powering an upcoming virtual sports collectible platform called Wincast, which just launched its Beta.
WINCAST

WHY INVEST

Help us build the future of Web3

Becoming a shareholder in Elements is not only a chance to join a company with a vision for Web3 but also an opportunity to meet the demands of game and app developers wishing to enable connected functionality in their products. The world is already adapting to Web3, and we believe our software is already one of the best tools to bring companies into the space and scale rapidly. Join our journey to shepherd the next billion people into Web3 by investing in Elements.


EXPERIENCE WEB3

In the Press

SHOW MORE

Meet Our Team



Patrick Twohig

President / CEO, Director

PATRICK TWOHIG is President / CEO of Elemental Computing since 2019. He has served in senior and lead developer roles for several Fortune 500 companies. His diverse skill set includes mobile app development, streaming media, gaming, social networking, data science, and cloud computing. Patrick is also CEO of Namazu Studios since 2008, spending approximately 8 hours a week on that position while focusing the rest of his time on ECI.



Keith Hudnall

CTO, Secretary, Director

KEITH HUDNALL is Elemental Computing CTO since 2019. He has been a lead in projects for Fortune 500 companies in the fields of streaming video, telemetry, video games, and casino gaming. His role as consultant for tabletop gaming at Scientific Games and AGS led to millions in increased revenue. Keith is also CTO of Wincast since 2021 and CTO of Namazu Studios since 2008. He spends 24 hours of his week in his role at ECI, with the remaining time split between his other roles.



Samuel Kahn

COO, Interim CFO, Director

SAMUEL KAHN is COO and interim CFO at Elemental Computing since 2019. He is also CFO and COO at Namazu Studios since 2008, where he oversaw the design and production of Namazu's projects. In thirteen years experience he has designed and produced apps and games for Mac/PC, iOS, Android, and console for Konami and independent clients. Samuel spends 32 hours of his week focusing on ECI, while devoting his remaining time to Namazu.



Noah Kline

CSO

Noah Diskin Kline, CSO and partner in Elements, has been building driving innovation for tech companies for over ten years. He started by developing one of the world's first VR live streaming platforms, moved into the healthcare space where he built one of the world's first blockchain-based audit trails for pharmaceutical trials in 2016, and since then he's been a key leader for numerous blockchain projects including Wincast and ToppsNFT. Noah is also CEO Wincast and CEO of Kilobyte Labs. Noah currently spends 20 hours of his week in his role at Wincast, 4 hours at Kilobyte Labs, and the remaining time with ECI.

Offering Summary

Company	Elemental Computing Inc.
Corporate Address	8880 Rio San Diego Dr. Suite 800, San Diego, CA 92108
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,000
Maximum Number of Shares Offered	535,000
Price per Share	$2.00
Pre-Money Valuation	$20,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

Tier 1 | $1,000+

5% bonus shares

Tier 2 | $2,500+

10% bonus shares

Tier 3 | $7,500+

15% bonus shares

Tier 4 | $10,000+

20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

Elemental Computing Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

By now, you've probably heard of blockchain, crypto, NFTs, and the industry-changing platforms that have been created with this new technology, but how are these monolithic ecosystems actually built? There are so few developers that are qualified experts in this space, and even fewer operators that understand what it takes to bring these products to life. Most of these teams need a handful of very expensive developers to launch the infrastructure for a platform, but our team at Elements is on a mission to make it as easy as clicking a button. Our platform was developed by professionals that have launched gaming, financial, medical, crypto, and NFT projects, so we know what it takes to get a team off the ground and moving. Let us give you the platform that makes the hard parts easy so you can focus on bringing your vision to life.

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